SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ________________

                               SCHEDULE 14D-9
                             (Amendment No. 3)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                             COMSAT CORPORATION
                         (Name of Subject Company)

                             COMSAT CORPORATION
                    (Name of Person(s) Filing Statement)

                      Common Stock, without par value
                       (Title of Class of Securities)

                                  2056D107
                    (CUSIP Number of Class of Securities)

                            Warren Y. Zeger, Esq.
                Vice President, General Counsel and Secretary
                             COMSAT Corporation
                           6560 Rock Spring Drive
                         Bethesda, Maryland  20817
                               (301) 214-3200

    (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:
                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York  10022-3897
                               (212) 735-3000


      This Amendment No. 3 to the Solicitation/Recommendation Statement on
 Schedule 14D-9 (the "Schedule 14D-9") of COMSAT Corporation, a District of Columbia corporation (the "Company") amends and supplements the Schedule 14D-9 of the Company relating to the tender offer (the "Offer") by Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 25, 1998, as amended, to purchase up to 49% (less certain adjustments) of the issued and outstanding shares of common stock, without par value, of the Company (the "Shares") at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25,1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

 ITEM 3.  IDENTITY AND BACKGROUND.

      Item 3(b) is hereby amended and supplemented by the addition of the following paragraphs thereto:

      The paragraphs added to Item 3(b) pursuant to Amendment No. 1 to the
 Schedule 14D-9 filed with the Securities and Exchange Commission on February 9, 1999 are deleted in their entirety and replaced with the following:

      Parent has a continuing engagement with the law firm of Wunder, Knight, Levine, Thelen & Forscey to provide general legislative support. Under this engagement, Peter S. Knight, a Presidentially-appointed director of the Company since September 1994 and partner of Wunder Knight, has rendered services to Parent. Parent paid Wunder Knight $161,669, $112,129, $135,325 and $151,370 for services rendered and expenses incurred during 1998, 1997, 1996 and 1995, respectively.

      Parent also has a continuing engagement with the law firm of Manatt, Phelps & Phillips, LLP to provide general legal and legislative advocacy services in connection with government contracts and contracting opportunities in the state of California. Under this engagement, Charles
 T. Manatt, a Presidentially-appointed director of the Company since May 1995 and chairman of Manatt Phelps, has not rendered any services to Parent. Parent paid Manatt Phelps $65,414, $116,113, $153,126 and $66,686 for services rendered and expenses incurred during 1998, 1997, 1996 and 1995, respectively.

      The paragraph added to Item 3(b) pursuant to Amendment No. 2 to the
 Schedule 14D-9 filed with the Securities and Exchange Commission on March 1, 1999 is deleted in its entirety and replaced with the following:

      Standard Technology, Inc., a technology, engineering and systems integration firm, has provided services to Parent under various contracts, which resulted from arm's-length negotiations, in connection with a Department of Defense mentor-protege program to encourage large defense contractors to subcontract with minority-owned businesses. Kathryn C. Turner, a director of the Company since August 1997, is the Chairperson, Chief Executive Officer and sole shareholder of Standard Technology.
 Parent paid Standard Technology $1,807,711, $2,008,766, $1,846,662 and
 $2,242,126 in 1998, 1997, 1996 and 1995, respectively, under those contracts. Pursuant to the mentor-protege program, Parent agreed to award Standard Technology with a targeted amount of $1 million of contracts per year through 2001. Pursuant to the mentor-protege program, Parent also participates on an ad hoc advisory board which provides guidance on business matters and has provided financial assistance to Standard Technology. Parent has made an unsecured loan to Standard Technology, which is repayable over a fifteen year period commencing upon the earlier of 2007 or the year after Standard Technology achieves annual revenues in excess of $25 million. As of April 1, 1999, the outstanding balance of the loan was $2,632,166, which includes previously capitalized interest. Interest does not currently accrue on the loan but will accrue at 8% per annum on the unpaid principal amount once repayment is required. In addition, Parent has guaranteed up to $2 million of Standard Technology's borrowings under a line of credit with a commercial bank, which also is secured by Standard Technology's accounts receivable and a personal guarantee by Ms. Turner.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: April 22, 1999              COMSAT Corporation


                                    By: /s/Alan G. Korobov
                                       -------------------------------
                                    Name:  Alan G. Korobov
                                    Title: Controller